UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2018

Commission File Number: 333-225519-01

Hydro One Limited

(Translation of Registrant’s name into English)

483 Bay Street

South Tower, 8th Floor

Toronto, Ontario

Canada, M5G 2P5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Concurrently with furnishing this Report on Form 6-K, Hydro One Limited (the “Registrant”) and its wholly-owned subsidiary, Hydro One Holdings Limited (the “Subsidiary”), are filing a registration statement on Form F-10 (the “Concurrent Form F-10”) to register certain debt securities of the Subsidiary and the related guarantees by the Registrant.

As a result of the Registrant’s proposed acquisition of Avista Corporation, the Concurrent Form F-10 will incorporate by reference certain information from Avista Corporation’s filings under the Securities Exchange Act of 1934, as amended. Such information will be incorporated by reference into the Concurrent Form F-10 only to the extent expressly stated therein.

The Annual report on Form 10-K of Avista Corporation for the fiscal year ended December 31, 2017, as filed by Avista Corporation with the United States Securities and Exchange Commission (the “SEC”) on February 21, 2018, and the Quarterly report on Form 10-Q of Avista Corporation for the quarterly period ended March 31, 2018, as filed by Avista Corporation with the SEC on May 2, 2018, are included as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2018

HYDRO ONE LIMITED

By:	/s/ James Scarlett
Name: James Scarlett
Title: Executive Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Annual report on Form 10-K of Avista Corporation for the fiscal year ended December 31, 2017 as filed by Avista Corporation with the United States Securities and Exchange Commission on February 21, 2018.

99.2	Quarterly report on Form 10-Q of Avista Corporation for the quarterly period ended March 31, 2018 as filed by Avista Corporation with the United States Securities and Exchange Commission on May 2, 2018.